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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                             Bradlees Stores, Inc.
                                (Name of Issuer)

                                 Bradlees, Inc.
                             Bradlees Stores, Inc.
                      (Name of Person(s) Filing Statement)

                              9% Convertible Notes
                         (Title of Class of Securities)

                                      N/A
                                  -----------
                     (CUSIP Number of Class of Securities)

                                 PETER THORNER
               Chairman of the Board and Chief Executive Officer
                                       &
                                DAVID L. SCHMITT
                     Senior Vice President, General Counsel
                              Secretary and Clerk
                              One Bradlees Circle
                        Braintree, Massachusetts  02184
                                 (781) 380-3000
 (Name, Address, including zip code, and telephone number, including area code, of Person Authorized
     to Receive Notices and Communication on Behalf of the Person(s) Filing
                                   Statement)

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                    Copy to:
                            RAYMOND C. ZEMLIN, P.C.
                          Goodwin, Procter & Hoar  LLP
                                 Exchange Place
                               Boston, MA  02109
                                 (617) 570-1000

                                ---------------

                                 June 23, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                ---------------

                           CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION*:                           AMOUNT OF FILING FEE:
       $13,993,956                                       $2,799
================================================================================

 * Calculated solely for purposes of determining the filing fee, based upon $13,993,956 aggregate principal amount of 9% Convertible Notes which may be acquired pursuant to this offer.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    N/A        Filing Party:  N/A
     Form or Registration No.:  N/A        Date Filed:    N/A
================================================================================
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ITEM 1.   SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Bradlees Stores, Inc., a Massachusetts corporation, and the address of its principal executive office is One Bradlees Circle, Braintree, Massachusetts 02184.

     (b) This Schedule 13E-4 relates to the offer by Bradlees Stores, Inc. and Bradlees, Inc. (together, the "Companies") to enter into an agreement with each of the holders of up to $13,993,956 of aggregate principal amount (or such lesser aggregate principal amount as are validly tendered and not withdrawn) of the 9% Convertible Notes issued by Bradlees Stores, Inc. (the "Notes"), a wholly-owned subsidiary of Bradlees, Inc., upon the terms and subject to the conditions set forth in the Offer to Enter into Supplemental Agreement, dated June 23, 1999 (the "Offer of Agreement"), and in the related Notice of Acceptance (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of June 23, 1999, $28,991,000 aggregate principal amount of Notes were issued and outstanding. Bradlees Stores, Inc. expects to pay down $17,137,500 of outstanding Notes prior to the closing of this Offer, leaving $11,853,500 aggregate principal amount of Notes outstanding. In no case will this Offer be made for more than $13,993,956 aggregate principal amount of Notes. The information set forth in Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes," of the Offer of Agreement is incorporated herein by reference.

     (c)  The Notes are not listed on any exchange or with any market.

     (d)  Bradlees Stores, Inc. is a wholly-owned subsidiary of Bradlees, Inc.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10, "Source and Amount of Funds" of the Offer of Agreement is incorporated herein by reference.

     (b) The information set forth in "Terms of Outstanding Indebtedness--The Credit Facility" is incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, filed by the Companies and New Horizons of Yonkers, Inc. on June 11, 1999, as subsequently amended.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," and Section 9, "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes," of the Offer of Agreement is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     No transactions in the Notes or the Common Stock of Bradlees, Inc. into which the Notes are convertible have been effected during the past forty business days by Bradlees, Inc., or any of its subsidiaries, or any other party required to report pursuant to this Item.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes" of the Offer of Agreement and the Letter of Intent between the manager of investment partnerships holding in the aggregate approximately 71% of the Notes (the "Majority Noteholders") and Bradlees Stores, Inc. dated May 19, 1999 are incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in Section 16, "Fees and Expenses," of the Offer of Agreement is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

  (a)-(b) The financial statements and related notes thereto contained in
Part II of the Bradlees, Inc. Annual Report on Form 10-K for the fiscal year ended January 30, 1999 and Part I of the Bradlees, Inc. Quarterly Report on Form 10-Q for the quarterly period ended May 1, 1999 (copies of which are included as Exhibits (g)(1) and (g)(2) to this Schedule 13E-4, respectively) are incorporated herein by reference. As noted in the financial statements included pursuant to this Item, the Companies had no earnings prior to extraordinary items during the last two fiscal years. The Companies emerged from proceedings under Chapter 11 of the United States Bankruptcy Code on February 2, 1999. In connection with this emergence, the common stock of Bradlees, Inc. outstanding prior to emergence was canceled. Therefore, book value per share at the end of the most recent fiscal year is meaningless. Book value per share at the end of the quarter ended May 1, 1999 was $3.09.

ITEM 8.   ADDITIONAL INFORMATION.

      (a)-(e)   Not Applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Enter into Supplemental Agreement dated
             June 23, 1999 (including Supplemental Agreement, with Annexes).
        (2) Form of Notice of Acceptance (including Certification of Taxpayer Identification Number on Substitute Form W-9 and Signature Page for Supplemental Agreement and Collateral Agency Agreement).
        (3) Form of Letter to Noteholders of the Companies, dated June 22, 1999 from Peter Thorner, Chief Executive Officer of the Companies.
     (b) Not Applicable.
     (c) Letter of Intent between the Majority Noteholders and Bradlees Stores, Inc. dated May 19, 1999.
     (d) Not Applicable.
     (e) Not Applicable.
     (f) Not Applicable.
     (g) (1) Financial statements and notes contained in Part II of the Bradlees, Inc. Annual Report on Form 10-K for the fiscal year ended January 30, 1999.
         (2) Financial statements and notes contained in Part I of the Bradlees, Inc. Quarterly Report on Form 10-Q for the quarterly period ended May 1, 1999.
         (3) The information set forth in "Terms of Outstanding Indebtedness-- The Credit Facility" contained in Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, as subsequently amended, filed by the Companies and New Horizons of Yonkers, Inc. on June 11, 1999.
--------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             BRADLEES, INC.



                                             By: /s/ Cornelius F. Moses, III
                                                 ------------------------------
                                                 Name:  Cornelius F. Moses, III
                                                 Title: Senior Vice President
                                                        and Chief Financial
                                                        Officer



                                             BRADLEES STORES, INC.



                                             By: /s/ Cornelius F. Moses, III
                                                 ------------------------------
                                                 Name:  Cornelius F. Moses, III
                                                 Title: Senior Vice President
                                                        and Chief Financial
                                                        Officer


Dated:
June 23, 1999

                                       3
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                                 EXHIBIT INDEX


EXHIBIT                  DESCRIPTION
-------                  -----------

  (a) (1) Form of Offer to Enter into Supplemental Agreement dated June 23, 1999 (including Supplemental Agreement, with Annexes).
       (2) Form of Notice of Acceptance (including Certification of Taxpayer Identification Number on Substitute Form W-9 and Signature Page for Supplemental Agreement and Collateral Agency Agreement).
       (3) Form of Letter to Noteholders of the Companies, dated June 22, 1999 from Peter Thorner, Chief Executive Officer of the Companies.
  (b)  Not Applicable.
  (c) Letter of Intent between the Majority Noteholders and Bradlees Stores, Inc. dated May 19, 1999.
  (d)  Not Applicable.
  (e)  Not Applicable.
  (f)  Not Applicable.
  (g) (1) Financial statements and notes contained in Part II of the Bradlees, Inc. Annual Report on Form 10-K for the fiscal year ended January 30, 1999.
       (2) Financial statements and notes contained in Part I of the Bradlees, Inc. Quarterly Report on Form 10-Q for the quarterly period ended
           May 1, 1999.
       (3) The information set forth in "Terms of Outstanding Indebtedness--The Credit Facility" contained in Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, as subsequently amended, filed by the Companies and New Horizons of Yonkers, Inc. on June 11, 1999.

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